UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 36)

                               RALLY'S HAMBURGERS, INC.
                               ------------------------
                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.10 PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                     751203-10-0
                                ---------------------
                                    (CUSIP Number)

                                 Bruce A. Rich, Esq.
                               Thelen Reid & Priest LLP
                                 40 West 57th Street
                               New York, New York 10019
                                    (212) 603-2000

           ---------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   NOVEMBER 2, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

          ----------------------
           CUSIP NO.  00760G10
                     ---------
          ----------------------

          --------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GIANT GROUP, LTD.
                  I.R.S. # 23-0622690
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                       (b) [ ]
           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                      WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER

              SHARES                1,828,143*
                         -----------------------------------------------------
           BENEFICIALLY    8   SHARED VOTING POWER

             OWNED BY               -0-
                         -----------------------------------------------------
               EACH        9   SOLE DISPOSITIVE POWER

            REPORTING               1,828,143*
                         -----------------------------------------------------
           PERSON WITH    10   SHARED DISPOSITIVE POWER

                                    -0-
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,828,143*
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [X]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       6.2%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       CO
           -------------------------------------------------------------------
               *Excludes shares owned by KCC Delaware Company, a wholly-owned subsidiary.

                                     SCHEDULE 13D

           ------------------------
             CUSIP NO.  00760G10
                        --------
           ------------------------


           -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  KCC DELAWARE COMPANY
                  I.R.S. # 23-2360456
           -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]
                                                                       (b) [ ]

           -------------------------------------------------------------------
             3    SEC USE ONLY

           -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                      WC
           -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                           [ ]

           -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
           -------------------------------------------------------------------
             NUMBER OF     7   SOLE VOTING POWER

              SHARES                1,397,475*
                         -----------------------------------------------------
           BENEFICIALLY    8   SHARED VOTING POWER

             OWNED BY               -0-
                         -----------------------------------------------------
               EACH        9   SOLE DISPOSITIVE POWER

            REPORTING               1,397,475*
                         -----------------------------------------------------
           PERSON WITH    10   SHARED DISPOSITIVE POWER

                                    -0-
           -------------------------------------------------------------------
            11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,397,475*
           -------------------------------------------------------------------
            12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                           [X]

           -------------------------------------------------------------------
            13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       4.8%
           -------------------------------------------------------------------
            14    TYPE OF REPORTING PERSON

                       CO
           -------------------------------------------------------------------
               *Excludes shares owned by GIANT GROUP, LTD., the parent
                corporation

          ITEM 1.   SECURITY AND ISSUER.

               Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, this Amendment No. 36 amends that certain Schedule 13D, dated October 20, 1989, as amended, filed by GIANT GROUP, LTD., a Delaware corporation ("GIANT"), and KCC Delaware Company, a Delaware corporation and a wholly-owned subsidiary of GIANT ("KCC") (as to Amendments Nos. 24-35), with respect to the common stock, par value $.10 per share ("Rally's Common Stock"), of Rally's Hamburgers, Inc., a Delaware corporation ("Rally's"), collectively referred to herein as the "Schedule." Unless otherwise indicated herein, capitalized terms used herein have the meanings ascribed to them in the Schedule. Except as otherwise expressly indicated below, the information contained in the Schedule, as amended to date, remains in effect.


          ITEM 4.   PURPOSE OF TRANSACTION.

               On November 2, 1998, GIANT, Rally's, and Checkers Drive-In Restaurants, Inc., a Delaware corporation ("Checkers"), announced the termination of the letter of intent (the "Letter of Intent"), dated as of September 25, 1998, which had provided for an exclusive negotiation period during which the three companies would seek to enter into an agreement for a merger to combine the three companies. GIANT had filed Amendment No. 35 for an event of September 25, 1998 announcing its entry into the Letter of Intent and included as Exhibit 43 thereto a copy of the Letter of Intent.

               GIANT has been actively pursuing opportunities to purchase operating companies and to redeploy GIANT's assets and will continue to pursue opportunities following the termination of the Letter of Intent. Should either Rally's or Checkers propose some form of combination transaction, in light of GIANT's long relationship with Rally's and Checkers, GIANT would consider such transaction but no assurance can be given that such a transaction will be proposed or occur. GIANT will continue to evaluate its interest in Rally's with respect to maintaining its present position, increasing its position or disposing of some or all of its present equity interests in Rally's. GIANT's decision with respect to its equity interest in Rally's will depend upon several factors, including the prospects of Rally's, other acquisition proposals under review, other activities then engaged in by GIANT, general market and economic conditions, and other factors then deemed relevant.

               Except as set forth herein, neither GIANT nor KCC has any current plans or proposals of the type set forth in paragraphs
          (a) through (j) of Item 4 to Schedule 13D.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               45 Press Release, dated November 2, 1998, issued by GIANT, Rally's and Checkers.

                                      SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


                              GIANT GROUP, LTD.



                              By:       /s/ William H. Pennington
                                  --------------------------------------
                                     Name:  William H. Pennington
                                     Title:   Vice President


          Dated:  November 4, 1998

                                    Exhibit Index
                                    -------------

               Exhibit        Description
               -------        -----------

               45 Press Release, dated November 2, 1998, issued by GIANT, Rally's and Checkers.